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                      [John Q. Hammons Hotels Letterhead]


                                                     July 7, 2005


VIA FAX AND FEDERAL EXPRESS
Ms. Linda Van Doorn
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549


         Re:   JOHN Q. HAMMON HOTELS, INC. (THE "COMPANY")
               Form 10-K for the year ended December 31, 2004
               File No. 1-13486
               JOHN Q. HAMMONS HOTELS, LP
               Form 10-K for the year ended December 31, 2004
               File No. 033-73340


Dear Ms. Van Doorn:

     In a June 23, 2005 letter responding to additional comments of the Staff of the Division of Corporation Finance set forth in a letter dated May 19, 2005, we indicated that the proposed adjustment to reflect the additional rental expense was not material to our financial statements, but that we would record a cumulative adjustment in our 2005 second quarter financial statements. While the Staff did not question the determination that the cumulative adjustment was immaterial to the full fiscal year, you expressed concern that the adjustment might be material to the results for the fiscal quarter. In a June 30, 2005 telephone conversation, you requested that we provide to you, supplementally, the basis for management's belief that a restatement of the company's historical financial statements to reflect additional rental expense for the Joplin, Missouri trade center is not warranted.

     In making the determination that a restatement to reflect the adjusted rental amount is not appropriate or required, we analyzed a number of factors, including the following considerations:

QUANTITATIVE IMPACT

     From a quantitative perspective, while the amount would be material to the second fiscal quarter of 2005, the amount is not material to any of the last three fiscal years or to the anticipated results for the current fiscal year, ending December 30, 2005.




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Although SAB 99 does not provide specific guidance for interim periods, APB 28 states that:

          In determining materiality for the purpose of reporting the cumulative effect of an accounting change or correction of an error, amounts should be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings. Changes that are material with respect to an interim period but not material with respect to the estimated income for the full fiscal year or to the trend of earnings should be separately disclosed in the interim period. [emphasis added]

QUALITATIVE CONSIDERATIONS UNDER STAFF ACCOUNTING BULLETIN 99

     SAB 99 provides that an omission or misstatement of an item in financial reports is material if "it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced" by the correct information. The Staff went on to identify several considerations that might render a small quantitative misstatement material. Management analyzed each of those factors in connection with the rental expense, and determined that no circumstance exists that would render the information material from a qualitative standpoint. For example:

     - The company had no consistent trend in net losses/earnings over the past three fiscal years, so the inclusion of the additional rental amount would not have impacted any performance trend. Further, the adjustment for the additional rental costs would not impact any trend between 2004 and anticipated 2005 results. Management also does not believe that including the information in prior fiscal year financial statements would have affected the company's historic stock price in any manner.

     - The amount of the rental expense adjustment has no impact on any of the company's loan covenants or its other contractual obligations, and did not affect management compensation, including bonus calculations.

     - The misstatement of the rental amount in prior financial statements was not an intentional act intended to obscure information. In fact, the company consistently disclosed the underlying rental arrangement in its periodic reports filed with the Commission since its initial public offering in the early 1990's.

     - The fair market rent is not capable of precise measurement, but rather is an estimate based on an informal appraisal of the property by an independent appraisal firm. There are no comparable facilities or transactions in the Joplin, Missouri market on which to value the lease arrangement. Management believes that the trade center, in its current configuration, could be rented to a third party only for rental payments significantly below the amount the company proposes to expense.



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PENDING MERGER/GOING PRIVATE TRANSACTION

     As previously announced by the company, and as we noted in our telephone conversation, the company has executed a merger agreement with a third party. The preliminary proxy statement (and related Schedule 13E-3) describing the proposed merger and related transactions in detail were filed with the Commission on Friday, July 1, 2005. Upon consummation of the merger, the company will no longer be a reporting company, and its common stock will no longer be traded on the American Stock Exchange. The proposed cumulative adjustment, and any restatement of historical financial data, will not impact the current shareholders, as, under the terms of the merger agreement, the consideration payable to public shareholders is fixed at $24.00 per share in cash. After the merger, if the buyer determines to leave the current debt securities of John Q. Hammons Hotels, L.P. outstanding, that partnership will continue to file periodic reports on a voluntary basis, as required under the terms of the applicable indenture. We anticipate, however, that the merger will require the use of purchase accounting in the future, with a "step up" in the basis of all assets and liabilities of that partnership to fair market value.

     We hope that this supplemental analysis provides the information you seek. If you have questions or require additional information, please contact me at 417-873-3537, or Mary Anne O'Connell at 314-480-1715.





                                             Sincerely,


                                             /s/PAUL MUELLNER
                                             Paul Muellner
                                             Chief Financial Officer


cc:   Mr. Thomas Flinn, Staff Accountant
      Ms. Mary Anne O'Connell